

SEC   SEC.   09040057   ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2008   AND ENDING   December 31, 2008
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA Westmoor Capital Advisors, LLC Fort Dearborn Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 N. Wacker Drive, Suite 850
                                        (No. and Street)

Chicago   Illinois   60606
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Schneiders   (312) 683-3650
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
                        (Name – if individual, state last, first, middle name)

209 West Jackson Blvd., Suite 404, Chicago   Illinois   60606
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Jeff Schneiders_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Fort Dearborn Capital Advisors, LLC_____, as of _____December 31_____, 20 __08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

Sworn and subscribed to me on the
_13th_ day of February 2009.

_____
Signature

_____Managing Director_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Member
Fort Dearborn Capital Advisors LLC
Chicago, IL 60606

I have audited the accompanying statement of financial condition of Fort Dearborn Capital Advisors LLC as of December 31, 2008, and the related statements of income (loss), changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fort Dearborn Capital Advisors LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 13, 2009

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash in bank	$ 32,014
Total assets	$ 32,014

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$ -0-
Member's Capital	32,014
Total liabilities and member's capital	$ 32,014

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2008

Revenues

Fee income	$ 40,000	
Interest	372	
Total Income		$ 40,372

Expenses

Occupancy and administrative expenses	3,660	
Compensation	48,375	
Registration & fees	1,845	
Other operating expenses	8,033	
Total operating expenses		61,913
Net income (loss)		$ (21,541)

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2008

	Member's Capital
Balance January 1, 2008	$ 53,555
Net income (loss) for the year ended December 31, 2008	(21,541)
Balance December 31, 2008	$ 32,014

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows From (Applied To) Operating Activities

Net income (loss)	$ (21,541)	
Net cash from (applied to) operating Activities		$ (21,541)
Net increase (decrease) in cash and cash Equivalents		(21,541)

Beginning Cash, January 1, 2008   53,555

Ending Cash December 31, 2008 $ 32,014

Supplemental Disclosures

Interest paid during the period	$ -0-
Income taxes paid during the period	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1   ORGANIZATION

Description of the Partnership

Westmoor Capital Advisors LLC is an Illinois limited liability company, which was formed on September 1, 2002. The Company became a registered broker/dealer and a member of the Financial Industry Regulatory Authority on November 3, 2004.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is primarily engaged in the business of the private placement of securities, and mergers and acquisitions.

Effective January 9, 2008, the Company has filed to transact business under the assumed name of Fort Dearborn Capital Advisors LLC.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Fort Dearborn Capital Advisors LLC in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income is directly allocable for income tax purposes to the individual members.

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $32,014 and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the member.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Fort Dearborn Partners, Inc. (Fort Dearborn) a related entity due to common employment by the member, in which Fort Dearborn provides office space, office and telephone equipment and other administrative services at the rate of $305 monthly.

During the year ended December 31, 2008, the Company paid $3,660 to Fort Dearborn for these services.

In addition, the Company paid $34,375 to Fort Dearborn Partners Inc. for employee services provided to the Company during the year ended December 31, 2008. This amount is included with other compensation expense on the accompanying statement of income.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Fort Dearborn Capital Advisors LLC	as of 12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 32,014	3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )	3490
3.	Total ownership equity qualified for Net Capital	32,014	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 32,014	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ... 17 $ _____ 3540		
	B. Secured demand note delinquency _____ 3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges _____ 3600		
	D. Other deductions and/or charges _____ 3610	( )	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	20 $ 32,014	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments .... $ _____ 3660		
	B. Subordinated securities borrowings _____ 3670		
	C. Trading and investment securities:		
	1. Exempted securities ... 18 _____ 3735		
	2. Debt securities _____ 3733		
	3. Options _____ 3730		
	4. Other securities _____ 3734		
	D. Undue Concentration _____ 3650		
	E. Other (List) _____ 3736	(-0-)	3740
10.	Net Capital	$ 32,014	3750

OMIT PENNIES

There are no material differences between the above computation
and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Fort Dearborn Capital Advisors LLC	as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ -0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 27,014	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	₂₂ $ 32,014	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ -0-	3790
17. Add:			
A. Drafts for immediate credit	₂₁ $ _____ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ _____ 3810		
C. Other unrecorded amounts (List)	$ _____ 3820	$ _____	3830
18. Total aggregate indebtedness		$ -0-	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% -0-	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% _____	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ _____	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	₂₃ $ _____	3880
23. Net capital requirement (greater of line 21 or 22)	$ _____	3760
24. Excess capital (line 10 less 23)	$ _____	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ _____	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

BROKER OR DEALER	Fort Dearborn Capital Advisors LLC	as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm $_{30}$ _____ | 4335 | k(2)i | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ 4600	4601	4602	4603	4604	4605
$_{32}$ 4610	4611	4612	4613	4614	4615
$_{33}$ 4620	4621	4622	4623	4624	4625
$_{34}$ 4630	4631	4632	4633	4634	4635
$_{35}$ 4640	4641	4642	4643	4644	4645

Total $ $_{36}$ _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Fort Dearborn Capital Advisors LLC

In planning and performing my audit of the financial statements of Fort Dearborn Capital
Advisors LLC (the Company) as of and for the year ended December 31, 2008, in accordance
with auditing standards generally accepted in the United States of America, I considered the
Company's internal control over financial reporting (internal control) as a basis for designing
my auditing procedures for the purpose of expressing my opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, I do not express an opinion on the effectiveness of the
Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of
such practices and procedures that I considered relevant to the objectives stated in rule 17a-
5(g), in making the periodic computations of aggregate indebtedness and net capital under rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, I did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8
of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
System.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgements by management are required to assess the
expected benefits and related costs of controls and of the practices and procedures referred to
in the preceding paragraph and to assess whether those practices and procedures can be
expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal
control and the practices and procedures are to provide management with reasonable, but not
absolute assurance that assets for which the Company has responsibility are safeguarded
against loss from unauthorized use or disposition and that transactions are executed in
accordance with management's authorization and recorded properly to permit the preparation
of financial statements in conformity with generally accepted accounting principles. Rule 17a-
5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Fort Dearborn Capital Advisors LLC for the year ended December 31, 2008 and this report does not affect my report thereon dated February 13, 2009.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

_____
Certified Public Accountant

Chicago, Illinois
February 13, 2009

FORT DEARBORN CAPITAL ADVISORS LLC
(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2008

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)